Exhibit 12

AGREEMENT BY AND BETWEEN REGEN BIOPHARMA, INC. AND ZANDER THERAPEUTICS, INC.

THIS LICENSE AGREEMENT, including the exhibits referred to herein and attached hereto (the “Agreement”), effective as of June 23, 2015 (the “Effective Date”), is made and entered into by and between Regen BioPharma Inc., an Nevada corporation (“Licensor”) and Zander Therapeutics Inc., a Nevada corporation (“Licensee”). Licensor and Licensee may be referred to in this Agreement each as a “Party” or collectively as the “Parties.”

RECITALS

A. Licensor owns or has the right to grant rights and licenses to the intellectual property described in Exhibit A (“License IP”).

B. Licensee desires to obtain from Licensor an exclusive right and license for the development and commercialization of the License IP for non-human veterinary therapeutic use; and

C. Licensor is willing to grant such right and license to Licensee.

NOW, THEREFORE, in consideration of the mutual covenants and obligations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Licensor and Licensee hereby agree as follows:

1. DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated:

1.1.1 “Affiliate” shall mean any entity that is controlled by, controls, or is under common control with Licensee at any time during the Term. For such purpose the term “control” means (a) direct or indirect ownership of more than fifty percent (50%) of the voting interest in the entity in question, or more than fifty percent (50%) interest in the income of the entity in question; provided, however, that if local law requires a minimum percentage of local ownership of greater than fifty percent (50%), control will be established by direct or indirect beneficial ownership of one hundred percent (100%) of the maximum ownership percentage that may, under such local law, be owned by foreign interests; or (b) possession, directly or indirectly, of the power to direct or cause the direction of management or policies of the entity in question (whether through ownership of securities or other ownership interests, by contract or otherwise).

1.1.2 “Field” shall mean the use of Licensed Technology in the veterinary Non Human Field for therapeutic purposes.

1.1.3 “Improvements” shall mean any development, discovery or invention that is conceived, reduced to practice or otherwise developed by or on behalf of a Party, whether or not patentable, that is a modification, improvement or enhancement to, and is dominated by the claims of, the Patent Rights.

1.1.4 “Licensed Product” shall mean any product sold by or on behalf of Licensee, its Affiliates or its sublicensees under the applicable sublicense agreement, the manufacture, use or sale of which would infringe a Valid Claim within the Patent Rights in the country of such manufacture, use or sale but for the license granted herein.

1.3 “Licensor Know-How” shall mean any and all technical and scientific information, owned or controlled by Licensor as of the Effective Date and at any time during the Term to the extent that such information relates to the Licensed Technology as applicable to the Field, including, for example, ideas, discoveries, knowledge, know-how, data processes, procedures, methods, techniques, protocols, formulae, trade secrets, inventions (whether or not patentable), research tools, formulations, other physical, chemical or biological information, including without limitation improvements to such information.

1.4 “Patent Rights” shall mean any and all rights which would be granted under any Patents which may issue on the applications listed in Exhibit A and all Patents hereafter filed, owned or controlled by Licensor that claim an Improvement dominated by the claims of one or more of the patent rights described in (a) above, each to the extent that they are applicable to the Field.

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1.5 “Commercialization” or “Commercialize” means activities directed to marketing, promoting, research and development as required, manufacturing for sale, offering for sale, distributing, importing or selling a product, including sub-licensing or sub-contracting of these activities.

1.6 “Develop” or “Developments” shall mean pre-clinical and clinical research and development activities, including toxicology and other pre-clinical development efforts, stability testing, process development, pre-formulation, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical pharmacology, clinical studies (including without limitation Clinical Trials), regulatory affairs, and regulatory approval and clinical study regulatory activities.

1.7 “Term” shall mean 15 years.

1.8 “Quarter” means each of the four (4) thirteen (13) week periods; (i) commencing on January 1 of any calendar year.

1.9 “Net Sales” shall mean the gross amount billed or invoiced by Licensee , its Affiliate, or its sublicensees (“Seller”) in U.S. dollars for the final end-user sale or other disposition of Licensed Products, less the following deductions (to the extent such deductions are not already deducted from the amount billed or invoiced and to the extent such deductions are not otherwise recovered or reimbursed):

(a) actual amounts, net of recoveries, of any discounts, charge backs, rebates, allowances for bad debts or uncollectible amounts (provided that such amounts have been formally designated as such in accordance with Seller’s internal accounting procedures, consistently applied) and allowances actually taken;

(b) sales, use, value added and excise taxes, import and customs duties, tariffs, and any other similar government charges, taxes, duties or tariffs, directly imposed against gross sales and to the extent actually paid by or charged to the account of the Seller;

(c) freight, insurance, packaging and insurance costs and other transportation charges to the extent included in the sales price;

(d) amounts corresponding to usual and customary retroactive price reductions actually taken, and

(e) amounts corresponding to credits, allowances or deductions for returns, or rejected or damaged goods, defects, recalls, commissions, stocking allowances, or marketing and promotional expenses.

Notwithstanding the foregoing, “Net Sales” shall not include amounts (i) for any Licensed Product furnished to a third party for which payment (other than the cost of the Licensed Product) is not intended to be received, including, but not limited to, Licensed Products used in Clinical Trials and Licensed Products distributed as promotional and free goods or (ii) from sales or other dispositions of Licensed Products between Licensee and any of its Affiliates or between Licensee or any of its Affiliates and a sublicensee, unless such Affiliate or sublicensee, as the case may be, is an end-user of such Licensed Product.

1.13 “First Commercial Sale” shall mean, with respect to each Licensed Product, the first sale of such Licensed Product by Licensee or its Affiliates or sublicensees to a third party for which payment has been received in any country in the Territory after all applicable required regulatory approvals have been granted by the applicable regulatory authority in such country.

1.14 “Territory” shall mean worldwide rights

2. LICENSES

2.1. Grant of Rights. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee an exclusive, royalty-bearing right and license, in the Field in the Territory, including the right to grant sublicenses, under the Licensed Technology, to Develop, make, have made, use, Commercialize, offer for sale, have sold, and import Licensed Products.

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2.2. Sublicense Rights. Licensee shall have the right, subject to Licensor’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned, to sublicense the rights granted under Section 2.1 (Grant of Rights) to an Affiliate or a third party pursuant to a written sublicense agreement; PROVIDED, in the event of any sublicense of rights by Licensee hereunder, (i) full copies of the final sublicense are provided to Licensor, (ii) such sublicense shall be subject to the terms and conditions of this Agreement that, by their terms, are applicable to such sublicense, (iii) the sublicense by Licensee hereunder shall not relieve Licensee of its obligations under this Agreement, and (iv) Licensee shall remain responsible to Licensor for the performance or nonperformance of any such sublicensee hereunder.

2.3. Rights to Licensor Improvements. Any Improvement made by or on behalf of Licensor after the Effective Date which is available to be licensed shall be automatically included in the Licensed Technology licensed to Licensee in Section 2.1 (Grant of Rights).

2.4. Rights to Licensee Improvements. Any Improvement made by or on behalf of Licensee after the Effective Date (“Licensee Improvement”) shall be owned by Licensee. Licensee hereby grants Licensor first right of refusal on any intellectual property developed from this license agreement.

2.5. No Other Rights. Except as expressly provided herein, no right, title, or interest is granted whether by implication, estoppel, reliance, or otherwise, by Licensor to Licensee in, to or under the Licensed Technology. All rights with respect to technology, patents or other intellectual property rights that are not specifically granted herein are reserved;

3. PAYMENTS AND RELATED OBLIGATIONS

3.1. License Fees. In partial consideration for the rights and license granted pursuant to Section 2.1 (Grant of Rights), Licensee shall pay to Licensor:

3.1.1. a one-time, non-refundable, upfront payment of one hundred thousand US dollars ($100,000) as a license initiation fee on June 23, 2015, which must be paid within 90 days of the date due and

3.1.2. an annual non-refundable payment of one hundred thousand US dollars ($100,000) on the first anniversary of the Effective Date of this Agreement and each subsequent anniversary.

The payments specified in Section 3.1 may be paid in cash or common stock of the Licensee or in common stock of Licensee’s Parent (Entest BioMedical Inc.) accordance with Section 3.2.

3.2. Issue of Common Stock Equivalent to Cash. The payments identified in Sections 3.1 and 3.2 as payable in cash or common stock may be paid in cash or newly issued common stock of the Licensee or in common stock of Licensee’s Parent (Entest BioMedical Inc.) at the Licensee’s discretion valued as of the lowest closing price on the principal exchange upon which said common stock trades publicly within the 14 trading days prior to issuance.

3.3 Royalty Payments.

3.3.1. In partial consideration for the rights and licenses granted pursuant to Section 2.1 (Grant of Rights), Licensee shall pay to Licensor royalties equal to four percent (4%) of the Net Sales of any Licensed Products in a Quarter.

3.3.2 Royalty Term. The obligation of Licensee to pay royalties to Licensor pursuant to Section 3.3.1 shall commence on the date of the First Commercial Sale of a Licensed Product and continue, until expiration of the Term.

3.3.3. Sublicensee Payments. Licensee will pay Licensor ten percent (10%) of all consideration (in the case of in-kind consideration, at fair market value as monetary consideration) received by Licensee from sublicensees, excluding royalties from sublicensees based on Net Sales of any Licensed Products for which Licensor receives payment in accordance with Section 3.3.1

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3.3.4 Minimum Annual Royalties. In partial consideration for the rights and licenses granted pursuant to Section 2.1 (Grant of Rights),Licensee shall pay to Licensor minimum annual royalties of ten thousand US dollars ($10,000) payable per year on each anniversary of the Effective Date of this Agreement, commencing on the second anniversary of the Effective Date. This minimum annual royalty is only payable to the extent that royalty payments made during the preceding 12-month period pursuant to Clause 3.3 below do not exceed ten thousand US dollars ($10,000).

3.3.5 Licensee shall pay all royalties due and payable on Net Sales in each (i) within sixty (60) days after the last day of each Quarter in which the applicable Net Sales underlying such royalties were billed or invoiced by Licensee (ii) in the case of a sublicensee, within thirty (30) days after the sublicensee or its Affiliate remits payment to Licensee.

3.3.6 Taxes. To the extent a withholding tax obligation is imposed by a governmental authority upon a royalty or other payment due and payable by Licensee to Licensor, Licensee or a sublicensee, as the case may be, shall be entitled to withhold from such payment the amount, if any, of any tax assessed against Licensor and to be withheld, provided that such tax is only for the account of Licensor and evidence of the payment of such tax is promptly provided to Licensor. Licensee, or the sublicensee, as the case may be, shall pay the amount of such tax to the proper taxing authority as required and shall be entitled to deduct the amount of such tax from the payment to be made by Licensee to Licensor. Licensee shall advise Licensor of any tax payment made for the benefit of Licensor pursuant to this Section 3.3.6 (Taxes) and provide, or request a sublicensee to provide, Licensor copies of tax receipts for all taxes paid and deducted from the payment due and payable to Licensor, together with copies of all pertinent communications from or with governmental authorities with respect thereto. At Licensor’s reasonable request and at Licensor’s reasonable expense, Licensee shall reasonably assist Licensor in any effort by Licensor in claiming any exemption from such deductions or withholdings under any double taxation or similar agreement or treaty from time to time in force, and in minimizing the amount required to be so withheld or deducted.

3.3.7 Interest. Any payment due and payable to Licensor under the terms and conditions of this Agreement, including, without limitation, any royalty payment, made by Licensee after the date such payment is due and payable shall bear interest as of the day after the date such payment was due and payable and shall continue to accrue such interest until such payment is made at an annualized rate equal to 10%.

3.3.8 Records and Reports. All payments made to Licensor hereunder shall be accompanied by a written statement setting forth in reasonable detail the calculation thereof, including, for example, in the case of royalty payments, the gross amount billed or invoiced by Licensee, its Affiliates or its sublicensees for sale or other disposition of Licensed Products on a country-by-country basis in the local currency, itemized deductions against such gross amount in accordance with Section 1.12 (Net Sales), Net Sales on a country-by-country basis, and, if applicable, the exchange rate utilized to convert a local currency to US dollars and these reports are due within 30 days of each Quarter. Licensee shall maintain complete and accurate records sufficient to enable accurate calculation of royalties and other payments due Licensor hereunder. Such records and books of account shall be preserved by Licensee for a period of seven (7) years after the end of the period covered by such records and books of account, which obligation shall survive expiration or termination of this Agreement. Licensee shall use commercially reasonable efforts to ensure that its sublicensees provide reports and keep records in a manner consistent with this Section 3.3.8 Licensee shall provide reports received from sublicensees to Licensor with the applicable payment and such reports shall be deemed Confidential Information of Licensee and shall be subject to Section 6 (Confidentiality).

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3.3.9 Audit Rights Licensee shall permit an independent public accountant designated by Licensor and reasonably acceptable to Licensee, to have access, no more than once in each calendar year during the Term and no more than twice during the three (3) calendar years following the expiration or termination of this Agreement, during regular business hours and upon at least sixty (60) days written notice, to Licensee’s records and books to the extent necessary to determine the accuracy of Net Sales reported, and payments made, by Licensee to Licensor within the three (3) year period immediately preceding such an audit. The independent public accountant shall be under a confidentiality obligation to Licensee to disclose to Licensor only (a) the accuracy of Net Sales reported and the basis for royalty and other payments made to Licensor under this Agreement and (b) the difference, if any, such reported and paid amounts vary from amounts determined as a result of the audit. If such examination results in a determination that Net Sales or payments have been misstated, over or under paid amounts due shall be paid promptly to the appropriate Party. If Net Sales are understated by greater than ten percent (10%), the fees and expenses of such accountant shall be paid by Licensee; otherwise the fees and expenses of such accountant shall be paid by Licensor. All matters reviewed by such independent public accountant shall be deemed Confidential Information of Licensee and shall be subject to Section 9 (Confidentiality). Licensee shall use commercially reasonable efforts to reserve the right to conduct audits of its sublicensees in a comparable manner to this Section 3.3.9 and if requested by Licensor shall appoint an independent public accountant to conduct such audit, at Licensor’s expense, unless the Net Sale of sublicensee are understated by greater than 10 percent (10%), in which case Licensee shall ensure that the fees and expenses of such accountant shall be paid by the sublicensee. Licensee shall provide Licensor with a copy of all audit reports of sublicensees under this Section 3.3.9, such reports shall be deemed Confidential Information of Licensee and shall be subject to Section 9(Confidentiality).

4. PATENT MATTERS

4.1 Licensor shall have the right and the obligation to prosecute and maintain all Patents to be issued pertaining to the Patent applications licensed in Exhibit A at its cost and expense. Licensor shall keep licensee reasonably apprised of all relevant actions regarding the status of such patents. All intellectual property licensed under this agreement shall be for veterinary purposes only.

4.2 Each Party shall notify the other Party of any infringement of any intellectual property rights with regard to the Licensed Technology or a Licensed Product by a third party in the Field which becomes known to such Party, and of any claim of infringement by a third party that the activities of a Party infringe patent rights of such third party. Licensor shall have has sole responsibility and control of legal action relating to claims of infringement with respect to the Licensed Technology.

4.3 Licensor shall have the first right, but not an obligation, to initiate, maintain and control, at Licensor’s expense, legal action against any infringement of intellectual property rights relating to the Licensed Technology by a third party in the Field.

4.4 Cooperation. In any suit, proceeding or dispute involving infringement of any intellectual property rights relating to the Licensed Technology in the Field, the Parties shall provide each other with reasonable cooperation shall make available to each other , at reasonable times and under appropriate conditions, all relevant personnel, records, papers, information, samples, specimens, and the like in its possession.

5. REPRESENTATIONS AND WARRANTIES

5.1 Each Party hereby is duly organized, validly existing and in good standing under the laws of their respective jurisdiction. Each Party has the full right and power to enter into and perform its obligations under this Agreement and each has duly authorized, executed and delivered this Agreement which is binding upon, and enforceable against, each Party in accordance with its terms. To the best knowledge of each Party there is no action at law or in equity, no arbitration proceeding and no action, proceeding, complaint or investigation before or by any federal, foreign, state or local government or regulatory commission, agency or other administrative or regulatory body or authority pending or threatened against or affecting either Party its officers, directors, business or affairs that will affect the set over of the Assigned Patent and the equitable consideration, as stated herein.

6. CONFIDENTIALITY

6.1. Confidential Information. The Parties may provide Confidential information to each other, including but not limited to each Party’s know-how, invention disclosures, proprietary materials and/or technologies, economic information, business or research strategies, trade secrets and material embodiments thereof. As used herein, “Confidential Information” means any information of a confidential and proprietary nature disclosed by a Party to this Agreement to the other Party (i) in written form marked “confidential” or (ii) in oral form if summarized in a writing marked “confidential” delivered to the receiving Party within thirty (30) days after the oral disclosure.

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6.2. Confidentiality and Non-Use. The recipient of a disclosing Party’s Confidential Information shall maintain such Confidential Information in confidence, and shall disclose such Confidential Information only to its employees, agents, consultants, Affiliates, licensors, sublicensees, attorneys, accountants, investors, potential acquirors and advisors who have a reasonable need to know such Confidential Information and who are bound by obligations of confidentiality and non-use no less restrictive than those set forth herein and for whom each Party shall be responsible for any breach of this Section 9. The recipient of the disclosing Party’s Confidential Information shall use such Confidential Information solely to exercise its rights and perform its obligations under this Agreement (including, without limitation, the right to use and disclose such Confidential Information in regulatory applications and filings), unless otherwise mutually agreed in writing. The recipient of the other Party’s Confidential Information shall take the same degree of care that it uses to protect its own confidential and proprietary information of a similar nature and importance (but in any event no less than reasonable care).

6.3. Exclusions. Confidential Information shall not include information that: (a) is in the recipient’s possession prior to receipt from the disclosing Party as established by documentary proof; (b) is or becomes, through no fault of the recipient or its Affiliates or sublicensees hereunder, publicly known (as shown by the recipient’s written record); (c) is furnished to the recipient by a third party without breach of a duty to the disclosing Party; (d) is independently developed by the recipient without use of, application of or access to the disclosing Party’s Confidential Information; or (e) is required to be disclosed under applicable law, but only for the sole purpose of and solely to the extent required by such law, and provided that the recipient, to the extent possible, shall give the disclosing Party prior written notice of the proposed disclosure and cooperate fully with the disclosing Party to minimize the scope of any such required disclosure, to the extent possible and in accordance with applicable law.

6.4. Termination. All obligations of confidentiality and non-use imposed under this Section 6 (Confidentiality) shall expire five (5) years after the date of disclosure of such information under this Agreement.

7. TERMINATION

7.1 If a Party commits a material breach of this Agreement (“Defaulting Party”), the other Party may notify the Defaulting Party in writing of such failure. If the Defaulting Party does not make a written objection as to whether a material breach has occurred or fails to cure such material breach within ninety (90) days of the receipt of the foregoing notice from the other Party then the other Party may terminate this Agreement.

7.2 Licensor may terminate this Agreement if Licensee, its Affiliate, or its sublicensee, has not sold any Licensed Product anywhere in the Territory by ten years or Licensee, its Affiliate, or its sublicensee, has not sold any Licensed Product anywhere in the Territory for any twelve (12) month period after Licensee’s, its Affiliate’s, or its sub licensee’s First Commercial Sale of a Licensed Product, unless (i) such failure to sell Licensed Product is the result of (a) a recall, suspension of regulatory approval or clinical hold by a regulatory authority such as the U.S. Food and Drug Administration or foreign equivalent in the Territory, (b) a voluntary recall and/or suspension of Licensed Product sales by Licensee, its Affiliate, or its sublicensee, based on reasonable concerns for patient safety, or (d) a force majeure ( Section 8).

7.3 Licensee may terminate this Agreement with regard to any of the License IP described in Exhibit A if by five years a patent has not been granted by the United States patent and Trademark Office to Licensor with regard to that License IP

7.4 Licensee may terminate this Agreement with regard to any of the License IP described in Exhibit A if a patent that has been granted by the United States patent and Trademark Office to Licensor with regard to that License IP is terminated .

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8. FORCE MAJEURE

8.1 Neither Party shall be held responsible for any delay or failure in performance hereunder caused by strikes, embargoes, unexpected government requirements, including civil or military authorities, acts of God, earthquake, or by the public enemy or other causes reasonably beyond such Party’s control and without such Party’s fault or negligence; provided that the affected Party notifies the unaffected Party as soon as reasonably possible, and resumes performance hereunder as soon as reasonably possible following cessation of such force majeure event; and provided further that no such delay or failure in performance shall continue for more than twelve (12) months.

9. NOTICES

9.1 Notices. Any notice, report, communication or consent required or permitted by this Agreement shall be in writing and shall be sent (a) by prepaid registered or certified mail, return receipt requested, (b) by overnight express delivery service by a nationally recognized courier, or (c) via confirmed facsimile or telecopy, followed within five (5) days by a copy mailed in the preceding manner, addressed to the other Party at the address shown below or at such other address for which such Party gives notice hereunder. Such notice will be deemed to have been given when delivered or, if delivery is not accomplished by some fault of the addressee, when tendered.

If to Licensor:

Regen BioPharma, Inc.

4700 Spring Street

Suite 304

La Mesa CA 91942

USA

Attn: David R. Koos, CEO

Facsimile: 619.330.2328

If to Licensee:

Zander Therapeutics, Inc.

4700 Spring Street

Suite 304

La Mesa CA 91942

USA

Attn: David R. Koos, CEO

Facsimile: 619.330.2328

10 GOVERNING LAW,VENUE, And WAIVER OF JURY TRIAL.

10.1 All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in California for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or inconvenient venue for such proceeding. If either party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

11 SEVERABILITY.

11.1 If any provision of this Agreement shall be held invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provisions were not contained herein.

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12 WAIVER

12.1 Failure by either Party to enforce a term of this Agreement will not be deemed a waiver of future enforcement of that or any other term in this Agreement or any other agreement that may be in place between the Parties.

13 MODIFICATION

13.1 This Agreement may not be altered, amended or modified in any way except by a writing signed by both Parties.

14. ENTIRE AGREEMENT

14.1 The Parties acknowledge that this Agreement, together with the exhibits attached hereto, sets forth the entire agreement and understanding of the Parties as to the subject matter hereof, and supersedes all prior and contemporaneous discussions, agreements and writings in respect hereto.

LICENSOR (REGEN BIOPHARMA INC.)		LICENSEE (ZANDER THERAPEUTICS INC.)

By:	/s/ David Koos	By:	/s/ David Koos

	David R. Koos		David R. Koos
	Chairman & CEO		Chairman & CEO

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Exhibit A

Title	Country	Application #	Application Type	Application Filing Date
Antigen Specific mRNA Cellular Cancer Vaccines	United States	62165116	Provisional	05/21/2015
ACCELERATION OF HEMATOPOIETIC RECONSTITUTION BY...	United States	13/897,735	Utility	05/20/2013
CELLS, COMPOSITIONS, AND TREATMENT METHODS FOR STIMULATION OF HEMATOPOIESIS	United States	13/957,427	Utility	08/01/2013
CANCER THERAPY BY EX VIVO ACTIVATED AUTOLOGOUS IMMUNE CELLS	United States	13/957,431	Utility	08/02/2013
Stimulation of Immunity to Tumor Specific and Endothelial Specific Proteins by In Vivo DC Attractio	United States	62/050,418	Provisional	09/15/2014
Methods and Compositions for treatment of cancer by inhibition of NR2F6	United States	14/571,262	Utility	12/15/2014
Treatment of Myelodysplastic Syndrome by Inhibition of NR2F6	United States	14/572,574	Utility	12/16/2014
Treatment of Myelodysplastic Syndrome by Inhibition of NR2F2	United States	14/588,374	Utility	12/31/2014
Methods and Compositions for treatment of cancer by inhibition of NR2F2	United States	14/588,373	Utility	12/31/2014
Modulation of Hematopoietic Stem Cell Differentiation	United States	14/595,078		01/12/2015

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